Exhibit 4.9

Date 15 April 2008

EXCEL MARITIME CARRIERS LTD.
as Guarantor

- and -

FORTIS BANK (NEDERLAND) N.V.
as Bank

GUARANTEE

relating to a Master Agreement
dated 19 July 2006
(as amended)

CONSTANT & CONSTANT
2, Defteras Merarchias
185 35 Piraeus
Greece

INDEX

Clause	Page

1.	INTERPRETATION	1

2.	GUARANTEE	2

3.	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR	3

4.	EXPENSES	3

5.	ADJUSTMENT OF TRANSACTIONS	3

6.	PAYMENTS	4

7.	INTEREST	4

8.	SUBORDINATION	4

9.	ENFORCEMENT	4

10.	REPRESENTATIONS AND WARRANTIES	5

11.	UNDERTAKINGS	6

12.	JUDGMENTS AND CURRENCY INDEMNITY	7

13.	SET-OFF	7

14.	SUPPLEMENTAL	8

15.	ASSIGNMENT	9

16.	NOTICES	9

17.	INVALIDITY OF MASTER AGREEMENT	9

18.	GOVERNING LAW AND JURISDICTION	10

18.	EXECUTION PAGE	11

THIS GUARANTEE is made on 15 April 2008

1 BETWEEN

(1)	EXCEL MARITIME CARRIERS LTD., a company incorporated in Liberia whose registered office is at 80 Broad Street, Monrovia, Liberia (the “Guarantor”); and

(2)	FORTIS BANK (NEDERLAND) N.V., acting through its office at Coolsingel 93, 3012 AE Rotterdam, The Netherlands (the “Bank” which expression includes its successors and assigns).

‘BACKGROUND

(A)
By a master agreement (on the 1992 1SDA Master Agreement (MulticurrencyCrossborder) form and including the Schedule thereto) dated 19 July 2006 (as amended by a supplement thereto dated 15 April 2008, together the “Master Agreement”) entered into between (i) the companies named therein (together, the “Companies”) and (ii) the Bank, it was agreed that the Bank would enter into Transactions (as defined therein) with the Companies from time to time to (inter alia) hedge the Companies’ exposure to interest rate fluctuations under a loan agreement dated 19 July 2006 (as amended) made between (i) the Companies as joint and several borrowers, (ii) the banks and financial institutions named therein as lenders, (iii) the Bank as agent and security trustee and (iv) the entities named therein as lead arrangers, co-arrangers, underwriter and sole bookrunner.  As of the date hereof, the Companies are indebted to the Bank under the Master Agreement in the principal amount of US$90,000,000.

(B)	Pursuant to a merger and acquisition agreement dated 29 January 2008 (and amended on 7 February 2008), the Companies have become wholly owned Subsidiaries of the Guarantor.

(C)	The Guarantor has agreed to execute this Guarantee as security for the obligations of the Companies under the Master Agreement.

IT IS AGREED as follows:

1. INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Master Agreement shall have the same meanings when used in this Guarantee unless the context otherwise requires.

1.2	Construction of certain terms. In this Guarantee:

“bankruptcy” includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country;

“Event of Default” and “Termination Event” shall have the meanings given to them in the Master Agreement;

“Equity Interests” means, with respect to any Person, shares of equity interests of (or of membership interests or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or other acquisition from such Person of shares of equity interests of (or of membership interests or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares of equity interests of (or of membership interests or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or other acquisition from such Person of such shares (or of membership interests or such other interests), and other ownership or profit interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination;

“Master Agreement” means the master agreement dated 19 July 2006 (as amended) referred to in Recital (A) and includes any existing or future amendments or supplements, whether made with the Guarantor’s consent or otherwise;

“Person” means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company or other entity of whatever nature, or a governmental authority;

“Security Interest” means:

(a)	a mortgage, charge (whether fixed or floating) or pledge, any maritime or other lien or any other security interest of any kind;

(b)	the rights of the plaintiff under an action in rem in which the vessel concerned has been arrested or a writ has been issued or similar step taken; and

(c)
any arrangement entered into by a person (A) the effect of which is to place another person (B) in position which is similar, in economic terms, to the position in which B would have been had he held a security interest over an asset of A; but (c) does not apply to a right of set off or combination of accounts conferred by the standard terms of business of a bank or financial institution; and

“Subsidiaries”_ means any corporation, partnership, joint venture, limited liability company, trust or estate or other entity of which (or in which) more than 50% of (a) the issued and outstanding Equity Interests or other ownership interests having ordinary voting power to elect a majority of the board of directors or a majority of other equivalent managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person (irrespective of whether at the time Equity Interests of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), or (b) the interest in the capital or profits of such limited liability company, partnership or joint venture, or (c) the beneficial interest in such trust or estate, is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

2. GUARANTEE

2.1	Guarantee and indemnity. The Guarantor unconditionally and irrevocably:

(a)	guarantees the due payment of all amounts payable by the Companies (or any of them) under or in connection with the Master Agreement;

(b)	undertakes to pay to the Bank, on the Bank’s demand, any such amount which is not paid by the Companies (or any of them) when payable; and

(c)
fully indemnifies the Bank on its demand in respect of all claims, expenses, liabilities and losses *hich are made or brought against or incurred by the Bank as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Bank would otherwise have been entitled to recover.

2.2	No limit on number of demands. The Bank may serve more than one demand under Clause 2.1.

3. LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR

3.1
Principal and independent debtor.  The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2	Waiver of rights and defences. Without limiting the generality of Clause 3.1, the Guarantor shall neither be discharged by, nor have any claim against the Bank in respect of:

(a)	any amendment or supplement being made to the Master Agreement;

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Master Agreement;

(c)	any release or loss (even though negligent) of any right created by the Master Agreement;

(d)	any failure (even though negligent) promptly or properly to exercise or enforce any such right; or

(e)	the Master Agreement now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason.

4. EXPENSES

4.1
Costs of preservation of rights, enforcement etc.  The Guarantor shall pay to the Bank on its demand the amount of all expenses incurred by the Bank in connection with any matter arising out of this Guarantee or any Security Interest connected with it, including any advice, claim or proceedings relating to this Guarantee or such a security interest.

4.2
Fees and expenses payable under Master Agreement.  Clause 4.1 is without prejudice to the Guarantor’s liabilities in respect of the Companies’ obligations under clause 11 of the Master Agreement (Expenses).

5. ADJUSTMENT OF TRANSACTIONS

5.1
Reinstatement of obligation to pay.  The Guarantor shall pay to the Bank on its demand any amount which the Bank is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy (or similar person) of the Companies (or any of them) on the ground that the Master Agreement, or a payment by the Companies (or any of them), was invalid or on any similar ground.

6. PAYMENTS

6.1	Method of payments. Any amount due under this Guarantee shall be paid:

(a)	in immediately available funds;

(b)	to such account as the Bank may from time to time notify to the Guarantor;

(c)	without any form of set-off, cross-claim or condition; and

(d)	free and clear of any tax deduction except a tax deduction which the Guarantor is required by law to make.

6.2
Grossing-up for taxes.  If the Guarantor is required by law to make a tax deduction, the amount due to the Bank shall be increased by the amount necessary to ensure that the Bank receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.

7. INTEREST

7.1
Accrual of interest.  Any amount due under this Guarantee shall carry interest after the second business day following the date on which the Bank demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Master Agreement.

7.2
Calculation of interest.  Interest under this Guarantee shall be calculated and accrue in the same way as interest under the Master Agreement, and for the avoidance of doubt it is confirmed that this Guarantee covers all interest payable under the Master Agreement.

8. SUBORDINATION

8.1
Subordination of rights of Guarantor.  All rights which the Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against the Companies (or any of them) or their respective assets shall be fully subordinated to the rights of the Bank under the Master Agreement; and in particular, the Guarantor shall not:

(a)
claim, or in a bankruptcy of the Companies (or any of them) prove for, any amount payable to the Guarantor by the Companies (or any of them), whether in respect of this Guarantee or any other transaction;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Guarantor to the Companies (or any of them); or

(d)	claim any subrogation or other right in respect of the Master Agreement or any sum received or recovered by the Bank under the Master Agreement.

9. ENFORCEMENT

9.1
No requirement to commence proceedings against Companies.  The Bank will not need to commence any proceedings under, or enforce any Security Interest created by, the Master Agreement before claiming or commencing proceedings under this Guarantee.

9.2	Conclusive evidence of certain matters. However, as against the Guarantor:

(a)	any judgment or order of a court in England or the Marshall Islands in connection with the Master Agreement; and

(b)	any statement or admission of the Companies (or any of them) in connection with the Master Agreement,

shall be binding and conclusive as to all matters of fact and law to which it relates.

9.3
Suspense account.  The Bank may, for the purpose of claiming or proving in a bankruptcy of the Companies (or any of them), place any sum received or recovered under or by virtue of this Guarantee or any Security Interest connected with it on a separate suspense or other nominal account without applying it in satisfaction of the obligations of the Companies (or any of them) under the Master Agreement.

10. REPRESENTATIONS AND WARRANTIES

10.1	General. The Guarantor represents and warrants to the Bank as follows.

10.2	Status. The Guarantor is duly incorporated and validly existing and in good standing under the laws of the Republic of Liberia.

10.3	Corporate power. The Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	to execute this Guarantee; and

(b)	to make all the payments contemplated by, and to comply with, this Guarantee.

10.4	Consents in force. All the consents referred to in Clause 10.3 remain in force and nothing has occurred which makes any of them liable to revocation.

10.5
Legal validity.  This Guarantee constitutes the Guarantor’s legal, valid and binding obligations enforceable against the Guarantor in accordance with its terms subject to any relevant insolvency laws affecting creditors’ rights generally.

10.6	No conflicts. The execution by the Guarantor of this Guarantee and its compliance with this Guarantee will not involve or lead to a contravention of:

(a)	any law or regulation; or

(b)	the constitutional documents of the Guarantor; or

(c)	any contractual or other obligation or restriction which is binding on the Guarantor or any of its assets.

10.7
No withholding taxes.  All payments which the Guarantor is liable to make under this Guarantee may be made without deduction or withholding for or on account of any tax payable under any law of any pertinent jurisdiction.

10.8	No default. To the knowledge of the Guarantor, no Event of Default or Termination Event has occurred and is continuing.

10.9
Information.  All information which has been provided in writing by or on behalf of the Guarantor to the Bank in connection with this Guarantee satisfied the requirements of Clause 11.2; all audited and unaudited accounts which have been so provided satisfied the requirements of Clause 11.4; and there has been no material adverse change in the financial position or state of affairs of the Guarantor from that disclosed in the latest of those accounts.

10.10
No litigation.  No legal or administrative action involving the Guarantor has been commenced or taken or, to the Guarantor’s knowledge, is likely to be commenced or taken which, in either case, would be likely to have a material adverse effect on the Guarantor’s financial position or profitability.

11. UNDERTAKINGS

11.1
General.  The Guarantor undertakes with the Bank to comply with the following provisions of this Clause II at all times whilst any moneys remain outstanding under the Master Agreement, except as the Bank may otherwise permit.

11.2
Information provided to be accurate.  All financial and other information which is provided in writing by or on behalf of the Guarantor under or in connection with this Guarantee will be true and not misleading and will not omit any material fact or consideration.

11.3	Provision of financial statements. The Guarantor will send to the Bank:

(a)
As soon as available and in any event within 120 days after the end of each fiscal year of the Guarantor, the audited consolidated accounts of the Guarantor and its Subsidiaries and audited individual accounts of the Guarantor;

(b)
As soon as available and in any event within 60 days after the end of each quarter during each fiscal year of the Guarantor unaudited consolidated accounts of the Guarantor and its Subsidiaries and unaudited individual accounts of the Guarantor certified as to their correctness by the chief financial officer of the Guarantor.

The delivery requirements of the Guarantor under Clauses 11.3(a) and (b) shall be deemed satisfied to the extent filings satisfying such requirement are made with the SEC.

11.4	Form of financial statements. All accounts (audited and unaudited) delivered under Clause 11.3 will:

(a)	be prepared in accordance with all applicable laws and generally accepted accounting principles consistently applied;

(b)	give a true and fair view of the state of affairs of the Guarantor and its Subsidiaries at the date of those accounts and of their profit for the period to which those accounts relate; and

(c)	fully disclose or provide for all significant liabilities of the Guarantor and its Subsidiaries.

11.5	Consents. The Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Bank of, all consents required:

(a)	for the Guarantor to perform its obligations under this Guarantee;

(b)	for the validity or enforceability of this Guarantee; and the

Guarantor will comply with the terms of all such consents.

11.6
Notification of litigation.  The Guarantor will provide the Bank with details of any legal or administrative action involving the Guarantor as soon as such action is instituted or it becomes apparent to the Guarantor that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of this Guarantee.

11.7	Notification of default. The Guarantor will notify the Bank as soon as the Guarantor becomes aware of:

(a)	the occurrence of an Event of Default or a Termination Event; or

(b)	any matter which indicates that an Event of Default or a Termination Event may have occurred;

and will thereafter keep the Bank fully up-to-date with all developments.

11.8	Maintenance of status. The Guarantor will maintain its separate corporate existence and remain in good standing under the laws of the Republic of Liberia.

12. JUDGMENTS AND CURRENCY INDEMNITY

12.1	Judgments relating to Master Agreement. This Guarantee shall cover any amount payable by the Companies (or any of them) under or in connection with any judgment relating to the Master Agreement.

12.2	Currency indemnity. In addition, clause 8 (Contractual Currency) of the Master Agreement shall apply, with any necessary adaptations, in relation to this Guarantee.

13. SET-OFF

13.1	Application of credit balances. The Bank may without prior notice:

(a)
apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of the Bank in or towards satisfaction of any sum then due from the Guarantor to the Bank under this Guarantee; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Guarantor;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars;

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Bank considers appropriate.

13.2
Existing rights unaffected.  The Bank shall not be obliged to exercise any of its rights under Clause 13.1; and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which the Bank is entitled (whether under the general law or any document).

14. SUPPLEMENTAL

14.1	Continuing guarantee. This Guarantee shall remain in force as a continuing security at all times whilst any moneys remain outstanding under the Master Agreement

14.2
Rights cumulative, non-exclusive.  The Bank’s rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

14.3
No impairment of rights under Guarantee.  If the Bank omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Bank under this Guarantee.

14.4
Severability of provisions.  If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

14.5
Guarantee not affected by other security.  This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which the Bank may now or later hold in connection with the Master Agreement.

14.6
Guarantor bound by Master Agreement.  The Guarantor agrees with the Bank to be bound by all provisions of the Master Agreement which are applicable to the Companies in the same way as if those provisions had been set out (with any necessary modifications) in this Guarantee.

14.7
Applicability of provisions of Guarantee to other Security Interests.  Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 and 17 shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 and 17.

14.8
Applicability of provisions of Guarantee to other rights.  Clauses 3 and 17 shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 and 17), being an agreement referring to this Guarantee.

14.9	Third party rights. A person who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.

15. ASSIGNMENT

15.1	Assignment by Bank. The Bank may assign its rights under and in connection with this

Guarantee to the same extent as it may assign its rights under the Master Agreement.

16. NOTICES

16.1	Notices to Guarantor. Any notice or demand to the Guarantor under or in connection with this Guarantee shall be given by letter or fax at:

Par La Ville Place
14 Par-La-Ville Road
Hamilton HM JX
Bermuda
Attn: Elefterios Papatriphon
Fax No: +30 210 620 9528

or to such other address which the Guarantor may notify to the Bank.

16.2	Validity of demands. A demand under this Guarantee shall be valid notwithstanding that it is served:

(a)	on the date on which the amount to which it relates is payable by the Companies (or any of them) under the Master Agreement;

(b)	at the same time as the service of a notice under the Master Agreement;

and a demand under this Guarantee may refer to all amounts payable under or in connection with the Master Agreement without specifying a particular sum or aggregate sum.

16.3	Notices to Bank. Any notice to the Bank under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Bank under the Master Agreement.

17. INVALIDITY OF MASTER AGREEMENT

17.1	Invalidity of Master Agreement. In the event of:

(a)
the Master Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)
without limiting the scope of paragraph (a), a bankruptcy of the Companies (or any of them), the introduction of any law or any other matter resulting in the Companies (or any of them) being discharged from liability under the Master Agreement, or the Master Agreement ceasing to operate (for example, by interest ceasing to accrue);

this Guarantee shall cover any amount which would have been or become payable under or in connection with the Master Agreement if the Master Agreement had been and remained entirely valid, legal and enforceable, or the Companies (or any of them) had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and the Companies (or any of them) had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by the Companies (or any of them) under or in connection with the Master Agreement shall include references to any amount which would have so been or become payable as aforesaid.

18. GOVERNING LAW AND JURISDICTION

18.1	English law. This Guarantee shall be governed by, and construed in accordance with, English law.

18.2	Exclusive English jurisdiction. Subject to Clause 18.3, the courts of England shall have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee.

18.3	Choice of forum for the exclusive benefit of the Bank. Clause 18.2 is for the exclusive benefit of the Bank, which reserves the rights:

(a)
to commence proceedings in relation to any matter which arises out of or in connection with this Guarantee in the courts of any country other than England and which have or claim jurisdiction to that matter; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Guarantor shall not commence any proceedings in any country other than England in relation to a matter which arises out of or in connection with this Guarantee.

18.4
Process agent.  The Guarantor irrevocably appoints Saville & Co. at its registered office for the time being, presently at One Carey Lane, London EC2V 8AE, England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with this Guarantee.

18.5
Bank’s rights unaffected.  Nothing in this Clause 18 shall exclude or limit any right which the Bank may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

18.6	Meaning of “proceedings”. In this Clause 18, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure.

THIS GUARANTEE has been entered into on the date stated at the beginning of this Guarantee.

EXECUTION PAGE

GUARANTOR
SIGNED by ) for and on behalf of ) EXCEL MARITIME ) CARRIERS LTD. ) in the presence of: )
BANK
SIGNED by for and on behalf of FORTIS BANK (NEDERLAND) N.V. In the presence of:

SK 02545 0001 884630